CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT made the 1st day of May, 2004 between RESPONSE BIOMEDICAL CORP. (“Response”) of 8081 Lougheed Highway, Burnaby, British Columbia, V5A 1W9 and Micron Engineering owned by Paul C. Harris, Ph.D (the “Consultant”) of 3022 184th Place SE, Bothell, Washington 98012;

This Agreement sets forth the terms upon which the Consultant is engaged by Response. The parties hereto agree as follows:

1.0	NATURE OF ENGAGEMENT

1.1	Duties. The duties and responsibilities of the Consultant shall primarily include, but not be limited to, directing the development and commercialization of the RAMP technology.

The Consultant agrees to have Paul Harris spend as much time as is reasonably required, nominally twelve days per month, in Response’s facilities in Burnaby, B.C. or other designated locations, during the term of this Agreement. The Consultant may be required, from time to time, to participate in trade shows, fund-raising or partnering meetings off-site.

1.2	Title. Paul C. Harris, Ph.D will continue to have the title “Vice President, Research and Development” for the term of this Agreement and report to the Chief Executive Officer.

1.3	Term. This Agreement shall be effective as of May 1, 2004 and shall expire on April 30, 2005.

2.0	CONSULTANT’S COMPENSATION

2.1	Fees. Response agrees to pay the Consultant a consulting fee of $117,000 U.S. per year based on an average of 12 work days per month, payable in equal monthly instalments.

This amount may be pro-rated for different numbers of workdays by mutual agreement.

2.2
Expenses. Upon the submission of expense reports in such form as requested the Company, the Consultant shall be reimbursed for all reasonable and actual business expenses, including the cost of a cellular phone which will not exceed US$150 per month. The Company will also reimburse the Consultant for all reasonable and actual expenses related to travel while on Response business and lodging while in Vancouver.

2.3
Incentive Bonus Plan. The Consultant will be entitled to earn up to 20% of the annual salary through the Company’s milestone-based, incentive bonus plan (“Plan”) which is expected to receive prior approval by the Board of Directors and come into effect upon the Company securing sufficient financing to meet its forecasted funding requirements to reach positive net cash flow. The milestones that trigger bonuses under the Plan shall be mutually agreed to by the Consultant and the President and shall be approved by the Board of Directors or the Compensation Committee.

2.4	Stock Options. The Consultant shall be granted stock options from time to time in accordance with the Company’s Stock Option Plan.

2.5
Other Benefits. In addition to any other compensation or benefits to be received by the Consultant pursuant to this Agreement, the Consultant shall be entitled to participate in all executive benefits which the Company may from time to time provide to its senior executives, including the granting of stock options as approved by the Board or Compensation Committee.

3.0	CHANGE OF CONTROL

3.1
In the event of a change of control of the Company, the Company shall continue to engage and the Consultant shall continue to serve the Company in the same capacity and have the same authority, responsibilities and status as he had as of the date immediately prior to the change of control. Following a change of control, the Consultant 's services shall be performed at such location as may be mutually agreed upon between the Company and the Consultant. For the purposes of this Agreement, a “change of control” (the “Change of Control”) shall be deemed to have occurred when:

(a) a person other than the current control person of the Company (as that term is defined in the Securities Act (British Columbia)) becomes a control person; or

(b) a majority of the directors elected at any annual or special general meeting of shareholders of the Company are not individuals nominated by the Company's then- incumbent Board.

4.0	TERMINATION OF ENGAGEMENT

4.1
Termination. Either party may terminate the engagement with three months notice. In the event of the termination of the Consultant 's engagement pursuant to Section 3.0 of this Agreement, the Company shall pay to the Consultant within ten days of such termination a payment equal to fees paid to the Consultant during the previous 12 months plus all expenses incurred by the Consultant up to the date of termination.

4.2
Conflict of Interest. This Agreement may be terminated if a conflict of interest arises as a result of the Consultant's direct or indirect association with a third party that competes, or may compete, with the Company.

4.3
Exit Interview. In the event of termination of this Agreement by either party the Consultant will meet with the Company for an interview. At that time the Consultant shall deliver to the Company all documents in the Consultant's possession including all notes, graphs, publications, data and other materials obtained or produced by the Consultant during his engagement.

4.4	Continuing Obligations. The obligations as set out in Article 6 will survive the termination of engagement.

5.0	OWNERSHIP OF WORK PRODUCT

5.1
Any and all know-how, ideas, discoveries, inventions, improvements, formula, methods, processes, systems, plans and any other knowledge or information of a technical or scientific nature or of a business nature pertinent to the Company’s scientific or business interests whether protectable as industrial or intellectual property right or not, which the Consultant may conceive, develop or acquire either solely or jointly with any other party in furtherance of the engagement with the Company will be the sole and exclusive property of Response. Consultant agrees to assign all patents to the Company and to assist in their issuance in accordance with Response’s patent incentive policy. Consultant will be eligible for any patent incentive bonuses. This section will remain in effect for 5 years past the termination of this contract.

6.0	CONFIDENTIALITY

6.1
The term “Confidential Information” means any and all information concerning any aspect of Response not generally known to persons other than those associated with Response including, but not limited to, clinical data, concepts, processes and techniques, trade secrets, business strategies and financial information. Response may disclose, in writing or orally, to the Consultant certain Confidential Information. These disclosures will be directed primarily to the subject of research and commercialization of quantitative lateral flow point-of-care testing systems for human, veterinary, food safety and environmental markets, but may also include proprietary and Confidential Information relating generally to development of RAMP.

6.2
The Consultant acknowledges and agrees that the Confidential Information is disclosed to the Consultant in the strictest confidence and any Confidential Information disclosed to the Consultant in any form whatsoever is and shall be considered confidential and proprietary information of Response.

6.2	Except as authorized by Response, the Consultant will not:

(a) duplicate, transfer or disclose nor allow any other person to duplicate, transfer or disclose any of the Confidential Information;

(b) use the Confidential Information without the prior written consent of Response; or

(c) incorporate, in the whole or in part, within any domestic or foreign patent application any proprietary or Confidential Information disclosed by Response.

6.4
The Consultant will safeguard all Confidential Information at all times so that it is not exposed to or used by unauthorized person(s), and will exercise at least the same degree of care used to protect the Consultant’s own Confidential Information.

6.5
Any and all notes, diagrams, reports, notebook pages, memoranda, and like materials and chemical, and biological materials received from Response and any copies or excerpts thereof containing proprietary or Confidential Information will remain the property of Response and will, upon the request of Response, be promptly returned to Response.

6.6	The restrictive obligations set forth above shall not apply to the disclosure or use of any information which:

(a) is or later becomes publicly known under circumstances involving no breach of this Agreement by the Consultant;

(b) is already known to the Consultant at the time of receipt of the Confidential Information; or

(c) is lawfully made available to the Consultant by a third party.

6.7
No patent rights or licenses are granted by this Agreement. The disclosure of Confidential Information under this Agreement shall not result in any obligation for either party to grant any rights in its patent rights or Confidential Information, and no other obligations of any kind are assumed by or implied against either party, except for as stated in this Agreement.

6.8	The provisions of Section 6.0 shall survive the termination of this Agreement.

7.0	NOTICES

7.1
Any notice required to be given hereunder by either party shall be deemed to have been well and sufficiently given if mailed by prepaid registered mail to, or delivered by courier at, the address of the other party first written above, or at such other address as each party may from time to time direct by notice in writing. Such notice shall be deemed to have been received, if mailed, on the date stamped as the date of receipt and, if delivered, upon the date of delivery. If normal mail service is disrupted all notices will be delivered by courier.

8.0	ENTIRE AGREEMENT

8.1
If any provision of this agreement is invalid or unenforceable, it shall be severed from the agreement and shall not affect the enforceability or validity of the remaining provisions of this agreement.

8.2
With the exception of the Confidentiality and Non-Disclosure Agreement previously entered into between the parties, this agreement sets forth the entire understanding between the parties and no modifications shall be binding unless executed in writing by the parties.

8.3	The validity, construction and performance of this agreement shall be governed by and be interpreted in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF this agreement has been executed by the parties hereto as of the day and year first above written.

RESPONSE BIOMEDICAL CORP.	CONSULTANT

/s/ William Radvak	/s/ Paul C. Harris
William J. Radvak	Paul C. Harris, Ph.D.
President & CEO	Owner, Micron Engineering